March 7, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 6, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Diversified Risk Parity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 198 to its registration statement under the Securities Act of 1933 on Form N-1A.  On February 24, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments. Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.  Additionally, any Item 4 responses will also be reflected in Item 9 disclosures but are not repeated for the sake of brevity.

PROSPECTUS SUMMARY

1.

Comment.  Please amend the redemption fee in the Shareholder Fees table to make the fee consistent with the redemption fee described in the balance of the prospectus.

Response.  The Registrant has deleted the redemption fee disclosure in statutory portion of the prospectus to assure consistency with the Shareholder Fees table.

2.

Comment.  Because the Fund employs derivatives as a principal strategy, please amend the Principal Investment Strategy disclosure describing derivative instruments to provide greater specificity as to how they may be used for hedging, as substitutes for securities and for speculation, as consistent with the sub-adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please align derivative risk disclosures to align with the specific use of derivatives and specify the maximum per swap counter party exposure.

Response.  The Registrant has amended the description of derivatives to provide greater specificity as to how adviser uses them as substitutes for securities and for hedging.  Additionally, the Registrant has added more detailed descriptions of the risks associated with derivatives and specified that it will not invest more than 25% of Fund assets in swaps with any one counterparty.

3.

Comment.  Under the section entitled Diversified Risk Parity Strategy under Principal Investment Strategies, please amend to reduce the use of industry jargon and comport the disclosures with the principles of "plain English" disclosure.  In particular, please amend the disclosures describing, "replicating the return streams" and "replicate the return profile" as these are commonly used to describe an index fund and the Fund is not.

Response.  The Registrant has amended the disclosures that invoke replication to make clear that the Fund is not following an indexing strategy and is not an index fund.  The Registrant has made additional amendments to comport to the "plain English" style of disclosure.

4.

Comment.  Because the Fund invests without restriction as to credit quality, please provide addition disclosure stating that lower-rated fixed income securities are known as "junk bonds."  Also, please amend the credit risk disclosure under Principal Investment Risks to specify that lower-rated securities risk is also known as junk bond risk.

Response.  The Registrant has expanded the disclosure describing fixed income securities to specify that the Fund may invest in lower-rated securities known as junk bonds and has amended credit risk to specify that lower rated securities risk is also referred to as junk bond risk.

5.

Comment.  Please use italics or some other formatting means to distinguish the heading "Who Should Invest in the Fund?" from the other headings specified for Item 4 disclosures in Form N-1A.

Response.  The Registrant has applied italics to the disclosure to distinguish it from other headings.

PROSPECTUS STATUTORY PORTION

6.

Comment.  As a general principal, please review the prospectus to seek out opportunities to state disclosures more briefly.  Also, under the section entitled Additional Information About Principal Investment Strategies and Related Risks, please consider removing disclosures that duplicate those under the summary section of the prospectus.

Response.  The Registrant has amended the prospectus in various locations to reduce the length of disclosures.  Also, as to the largely repetitive disclosures included under the section entitled Additional Information About Principal Investment Strategies and Related Risks, the Registrant does not believe it can reduce the length of the partially repetitive disclosures without diminishing the meaning and context of the remaining disclosures.

7.

Comment.  Under the section entitled Management, please confirm that the adviser may only recoup expense limitation payments to the extent expenses fall within the limits specified in the expense limitation agreement.

Response.  The Registrant confirms that recoupment may only be made provided expenses are within the limits specified in the expense limitation agreement.

8.

Comment.  Under the section entitled Prior Performance Information, please amend the title to include "Advisor's" to make clear the performance is that of the advisor and not a specific portfolio manager or mangers.  Also, confirm that the performance calculations have been prepared using the SEC standard method and if not, provide relevant disclosures.

Response.  The Registrant has amended the title to include "Advisor's" and hereby confirms that performance calculations have been prepared using the SEC standard method.

9.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please consider adding specific examples of frequent trading.

Response.  Upon review of the frequent trading disclosures, the Registrant believes the current disclosures provide adequate descriptions of frequent trading.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771